Exhibit 99.1

Two Lawsuits Filed by Halalt First Nation Against Catalyst

RICHMOND, BC,, Jan. 25, 2016 /CNW/ - Catalyst Paper (TSX: CYT) announced today that it has been served with two Notices of Civil Claim by the Halalt First Nation and its business partners. Catalyst denies the allegations contained in both claims and intends to vigorously defend itself.

The first claim was filed by the Halalt and its members alleging Catalyst has illegally trespassed on, and caused damages to, the Halalt's asserted territories and fisheries resources through the operation of Catalyst's Crofton Mill since 1957.  The Halalt is seeking an interim and permanent injunction restraining Catalyst from conducting its operations at the Crofton Mill that interfere with the Halalt's claimed riparian, water and land rights and are also seeking approximately $2 billion in damages.

The second claim was filed jointly by the Halalt, Sunvault Energy Inc. and Aboriginal Power Corp. alleging Catalyst disclosed certain confidential information pertaining to a proposed anaerobic digester facility in breach of a confidentiality agreement. The plaintiffs are seeking, among other things, approximately $100 million in damages from Catalyst in connection with the alleged breach of contract and a permanent injunction restraining Catalyst from constructing, owning or operating an anaerobic digester facility.

About Catalyst Paper

Catalyst Paper manufactures diverse printing papers such as coated freesheet, C1S, coated and uncoated groundwood, newsprint, directory, as well as market pulp. Customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.3 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada, and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

SOURCE Catalyst Paper Corporation

%CIK: 0001144906

For further information: Investor Contact: Frank De Costanzo, Senior Vice President & Chief Financial Officer, (604) 247-4014, frank.decostanzo@catalystpaper.com; Media Contact: Eduarda Hodgins, Director, Organization Development & Communications, (604) 247-4369, eduarda.hodgins@catalystpaper.com

CO: Catalyst Paper Corporation

CNW 07:45e 25-JAN-16